UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 26, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS 245, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2145709
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

Effective as of 11:59 pm ET on Friday, June 23, 2023, Masterworks Investor Services, LLC (together with its affiliates except Masterworks Advisers, LLC, “Masterworks”) terminated its arrangement with Arete Wealth Advisors, LLC (“Arete RIA”) whereby investment adviser representatives of Arete RIA were providing advisory services to persons who had expressed an interest in investing in the Class A shares of Masterworks 245, LLC (the “Company”) and other Masterworks’ affiliated issuers.

Beginning Monday, June 26, 2023, all advisory services provided to persons who have indicated an interest in investing in the Class A shares of the Company will be provided by investment advisor representatives of Masterworks Advisers, LLC, a wholly owned subsidiary of Masterworks. Masterworks will pay all fees and costs associated with these advisory services. In addition, Masterworks pays the compensation of these individuals and so they have conflicts of interest and lack the independence of other investment professionals who may provide more generalized investment advice and have direct or indirect financial incentives to convince you to invest in Masterworks’ sponsored offerings.

The Company has made changes to the Investment Advisory Agreement previously filed as Exhibit 99.1 to the Company’s Offering Statement on Form 1-A consistent with the events described above. A copy of the revised form of Investment Advisory Agreement is attached to this Form 1-U as Exhibit 99.1. The Form ADV Part 2A, Form CRS and privacy disclosure for Masterworks Advisers, LLC is also available on the Masterworks website at www.masterworks.com.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Form of Investment Advisory Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 245, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: June 26, 2023